SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                       AMENDMENT NO. 1 TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                          Edegel S.A.A.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.         Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue     Entergy Enterprises, Inc.
222 East 41st Street           c/o Entergy Wholesale
New York, New York  10017        Operations
                               20 Greenway Plaza
                               Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Edegel S.A.A. ("Edegel") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of
Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

            Edegel S.A.A.
            Avenida Victor Andres Belaunde 147 piso 7
            San Isidro
            Lima 27 - Peru

       Edegel S.A.A. owns and operates seven hydroelectric generating stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed capacity of Edegel is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines. Entergy Corporation owns indirectly a 24.23% interest in Edegel through its indirect interests in Generandes Peru S.A., and Entergy Power Peru S.A., both of which are FUCOs under the Act.

    The following persons (other than Entergy Corporation and its subsidiaries) currently own a 5% or more voting interest in
Edegel:  (a) Generandes Peru S.A. (63.56%); (b) Integra (7.28%);
(c) Nueva Vida (6.57%); (d) Horizonte (5.36%); and (e) Peru Privatization and Development Fund (5.00%).

Item 2. Domestic Associate Public-Utility Companies of Edegel and their Relationship to Edegel.

      The following companies, each of which is a direct or indirect subsidiary of Entergy Corporation, are domestic associate public-utility companies of Edegel: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Edegel.


EXHIBIT A.     State Certification.

                 Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By:  /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Vice President


Dated:  March 21, 2002